CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT BOTH (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Exhibit 10.1

TRANSACTION AGREEMENT

by and between

MP MATERIALS CORP.

and

THE UNITED STATES DEPARTMENT OF DEFENSE

dated as of July 9, 2025

i

Schedules

Schedule 1.01	DOD Expenses
Schedule 4.12(a)	Total Estimated Costs of 10X Facility and Facility Improvements
Schedule 4.12(c)	Estimated Costs of the Samarium Project
Schedule 6.04(a)	10X Facility
Schedule 6.04(c)	Form of 10X Development Report
Schedule 6.05(a)	Facility Improvements
Schedule 6.05(c)	Form of Facility Development Report

Exhibit List

Exhibit A	Form of Subscription Agreement
Exhibit B	Form of Company Warrant
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Loan Agreement
Exhibit E	Form of Price Protection Agreement
Exhibit F	Form of Offtake Agreement
Exhibit G	Form of Certificate of Designations
Exhibit H	Form of Commitment Letter

TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”), is entered into effective as of July 9, 2025 (the “Effective Date”) by and between MP Materials Corp., a Delaware corporation (the “Company”) and The United States Department of Defense (“DOD”). DOD and the Company are sometimes referred to herein together as the “Parties” and individually as a “Party.”

WITNESSETH:

WHEREAS, on the Effective Date, the Company and DOD shall enter into a Subscription Agreement (the “Subscription Agreement”), in the form attached hereto as Exhibit A, pursuant to which the Company shall issue to DOD, and DOD shall purchase from the Company, at the Closing, in a private placement, the number of shares of Company Preferred Stock set forth therein (the “Purchased Company Preferred Stock”) for $400,000,000 in cash (the “Preferred Purchase Price” and, such purchase, the “Preferred Purchase”);

WHEREAS, the Company shall seek to raise, on or prior to the 45th day after the Closing Date (the “Funding Allocation Deadline”), at least $350,000,000 (such $350,000,000, the “Additional Proceeds Threshold”) in net proceeds (the “Additional Proceeds”) through (as determined by the Company in its sole discretion) (x) a registered public offering of Company Common Stock, (y) any other equity, equity-linked or debt financing or (z) any combination of the foregoing (x) and (y) ((x), (y) and (z), collectively, the “Incremental Financing”), which net proceeds shall be incremental to the proceeds of the Samarium Project Loan (as defined below);

WHEREAS, at the Closing, the Company shall issue to DOD a warrant exercisable to purchase Company Common Stock (the “Company Warrant”), in the form attached hereto as Exhibit B, in consideration of, among other things, DOD agreeing to provide additional funding to the Company, on the terms set forth herein, by means of a purchase of Additional Company Preferred Stock (as defined below) in the amount of the Additional Proceeds Threshold less the amount of Additional Proceeds actually raised (the “Additional Proceeds Shortfall Amount”);

WHEREAS, at the Closing, the Company and DOD shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”), in the form attached hereto as Exhibit C, which shall provide for certain rights and obligations associated with the resale registration of the Company Common Stock issuable to DOD upon the conversion of the Purchased Company Preferred Stock and the Additional Company Preferred Stock and the exercise of the Company Warrant;

WHEREAS, the Company is developing a commercial plant (the “10X Facility”) to produce sintered Neodymium-iron-boron (NdFeB) permanent-magnet blocks and/or finished magnets (the “Magnets”);

WHEREAS, the estimated cost of development and construction, commissioning and start up of the 10X Facility is $1,250,000,000, which will be financed from a combination of dedicated cash of the Company and/or the proceeds set forth in the debt commitment letter referred to in Section 2.05 below with such debt commitment letter issued on the Effective Date;

WHEREAS, the Company will produce and/or sell certain quantities of Neodymium-Praseodymium (“NdPr”), including in connection with the production of the Magnets and each of the Company’s other products containing NdPr including, without limitation, any rare earth concentrate, NdPr oxide and NdPr metal (collectively, the “NdPr Products”);

WHEREAS, the Company and DOD shall enter into a loan agreement (the “Samarium Project Loan”), in the form attached hereto as Exhibit D, pursuant to which DOD shall provide the Company with a loan in an amount equal to one hundred fifty million ($150,000,000) (the “Samarium Project Loan Amount”) in connection with the Samarium Project (as defined below) (such financing the “Samarium Project Financing”);

WHEREAS, as consideration for DOD’s funding of the Preferred Purchase Price, the Additional Proceeds Shortfall Amount (if any) and the Samarium Project Loan Amount, the Company has committed to use the foregoing funds, together with $600,000,000 of its existing cash, the Additional Proceeds (up to the Additional Proceeds Threshold) and the 10X Facility Funding (collectively, the “Specified Funding Sources”), to undertake the construction of the 10X Facility and the completion of the Samarium Project and the Facility Improvements (collectively, the “Specified Funding Uses”);

WHEREAS, on the Effective Date, the Company and DOD shall enter into a Price Protection Agreement (the “Price Protection Agreement”), in the form attached hereto as Exhibit E, pursuant to which DOD shall provide certain price protection arrangements in connection with the Company’s production and/or sale of the NdPr Products;

WHEREAS, on the Effective Date, the Project Company (as defined below) and DOD shall enter into an Offtake Agreement (the “Offtake Agreement”), in the form attached hereto as Exhibit F, pursuant to which the Project Company shall sell to DOD, and DOD shall purchase from the Project Company, the Magnets produced at the 10X Facility;

WHEREAS, the Parties have agreed that the transactions contemplated by the Transaction Documents and certain other ancillary actions which need to be taken by the Parties to facilitate the foregoing (collectively, the “Transactions”) will be implemented in accordance with the terms of the Transaction Documents; and

WHEREAS, the Parties desire to agree to be bound by the terms of this Agreement, which shall be entered into and effective as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.01 Defined Terms. As used herein, the following terms shall have the following meanings:

“10X Development Reports” has the meaning set forth in Section 6.04(c).

“10X Facility” has the meaning set forth in the Recitals.

“10X Facility Funding” has the meaning set forth in Section 2.05.

“10X Sale” means the consummation of (i) any equity issuance, equity exchange, equity sale, consolidation or merger of Project Company, or other transaction pursuant to which any Person or group of Persons other than the Company or any of its wholly-owned Subsidiaries will acquire any equity interests of Project Company, or as a result of which Project Company would otherwise cease to be a wholly-owned Subsidiary of the Company; or (ii) any sale, lease or other transfer in one transaction or a series of transactions of all or any material portion of the assets of the Project Company, other than (x) inventory sold in the ordinary course of business, or (y) to one or more of the Company’s wholly-owned Subsidiaries.

“19.9% Cap” has the meaning set forth in Section 6.02(b).

“Additional Company Preferred Stock” has the meaning set forth in Section 6.01(b).

“Additional Funding” has the meaning set forth in Section 6.01(b).

“Additional Funding Closing” has the meaning set forth in Section 6.01(d).

“Additional Funding Closing Date” has the meaning set forth in Section 6.01(d).

“Additional Funding Requirement Notice” has the meaning set forth in Section 6.01(c).

“Additional Proceeds” has the meaning set forth in the Recitals.

“Additional Proceeds Shortfall Amount” has the meaning set forth in the Recitals.

“Additional Proceeds Threshold” has the meaning set forth in the Recitals.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“beneficially own,” “beneficial ownership of,” or “beneficially owning” any securities shall have the meaning set forth in Rule 13d-3 of the rules and regulations under the Exchange Act; provided, that any Person shall be deemed to beneficially own any securities that such Person has the right to acquire, whether or not such right is exercisable immediately (including assuming conversion of all Company Preferred Stock or exercise of the Company Warrant, if any, owned by such Person to Company Common Stock).

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York, the State of Nevada or Washington, D.C.

“Capitalization Date” has the meaning set forth in Section 4.01.

“Certificate of Designations” means that certain Certificate of Designations in the form attached hereto as Exhibit G.

“CFIUS” means (a) the Committee on Foreign Investment in the United States and (b) any U.S. Government agency acting in its capacity as a member agency of such committee or as an agency directly involved, pursuant to the DPA, in a review or investigation of any transactions or matters contemplated by this Agreement.

“CFIUS Clearance” means (a) written confirmation from CFIUS that it has completed its review or investigation under the DPA with respect to a Fundamental Event and determined that there are no unresolved national security concerns with respect to such transactions; or (b) CFIUS shall have sent a report to the President of the United States requesting the President’s decision under the DPA, and the President shall have announced a decision not to take any action to suspend or prohibit the Fundamental Event.

“Closing” has the meaning set forth in Section 2.01.

“Closing Date” has the meaning set forth in Section 2.01.

“Commitment Letter” has the meaning set forth in Section 2.05.

“Company” has the meaning set forth in the Preamble.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company Financial Statements” has the meaning set forth in Section 4.06.

“Company Material Adverse Effect” means a material adverse effect on the business, results of operation or financial condition of the Company and its consolidated Subsidiaries taken as a whole; provided, however, that Company Material Adverse Effect shall not be deemed to include the effects of (A) changes in general business, economic or market conditions (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), national or international political conditions or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries in which the Company and its Subsidiaries operate, (B) changes or proposed changes in generally accepted accounting principles in the United States (“GAAP”) or authoritative interpretations thereof, (C) changes affecting the financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (D) changes or proposed changes in securities and other laws of general applicability or related policies or interpretations of Governmental Authorities, (E) any “act of God,” including, but not limited to, weather, natural disasters, earthquakes, epidemics, pandemics and disease outbreaks (in the case of each of these clauses (A)—(C), other than changes or occurrences to the extent that such changes or occurrences have or would reasonably be expected to have a materially disproportionate adverse effect on the Company and its consolidated Subsidiaries taken as a whole relative to comparable companies), (D) changes or proposed changes in U.S. or non-U.S. tariff levels or policies or U.S. or non-U.S. international trade policies, (E) changes in the market prices of rare earth elements generally, (F) changes in the market price or trading volume of the Company Common Stock, or any other equity, equity-related or debt securities of the Company or its consolidated Subsidiaries (it being understood and agreed that the exception set forth in this clause (F) does not apply to the underlying reason giving rise to or contributing to any such change), (G) instance of cyberterrorism directly affecting the Company and its consolidated subsidiaries, (H) any failure by the Company to meet its internal financial projections, estimates (including any estimated timeframes for completing the construction of the 10X Facility or the Facility Improvements or achieving any targeted production capability of the 10X Facility) or budgets or (I) any action taken by the Company that is required to be taken or omission to act by the Company that is prohibited from being taken, in each case, pursuant to this Agreement or the other Transaction Documents.

“Company Preferred Stock” means the Series A Convertible Perpetual Preferred Stock, par value $0.0001 per share, having the terms set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Perpetual Preferred Stock of the Company in the form attached as Exhibit A to the Subscription Agreement.

“Company Reports” has the meaning set forth in Section 4.07(a).

“Company Warrant” has the meaning set forth in the Recitals.

“Company Warrant Issuance” has the meaning set forth in Section 6.01(f).

“Confidential Information” has the meaning set forth in Section 10.16(a).

“Consent” means any approval, consent or ratification.

“Contract” means with respect to any Person, any written or oral and legally binding lease, contract, lease, sublease, deed, deed of trust, license, sublicense, arrangement, option, plan, mortgage, note, undertaking, indenture, joint venture, instrument or other agreement, commitment or legally binding arrangement to which or by which such Person is a party or otherwise subject or bound.

“Conversion Shares” has the meaning set forth in Section 4.02.

“DOD” has the meaning set forth in the Preamble.

“Designated DOD Expenses” means a positive amount that equals the aggregate DOD Expenses, less $[***]; provided that in no event shall Designated DOD Expenses for which the Company shall be responsible be greater than $[***]

“DOD Expenses” means the reasonable and documented out of pocket third-party fees and expenses incurred by DOD in respect of the counsel to DOD set forth on Schedule 1.01 in connection with the Transactions from June 1, 2025 through and including the Effective Date.

“DPA” means the Defense Production Act of 1950, 50 U.S.C. § 4501 et seq., as amended, and the regulations promulgated thereunder, including those codified at 15 C.F.R. Part 700 et seq.

“DX Rating” means a priority rating authorized by the Defense Priorities Allocation System (“DPAS”) implemented in Title 15, Code of Federal Regulations, Part 700 or any other similar allocation system authority used to indicate the highest national priority procurement program, contract, or eligible contractual arrangement such that no other priority rating shall take precedence.

“EBITDA” has the meaning as amended to that term in the Offtake Agreement.

“Effective Date” has the meaning set forth in the Preamble.

“Estimated 10X Facility Milestones” has the meaning set forth in Section 6.04(a).

“Estimated Facility Improvements Milestones” has the meaning set forth in Section 6.05(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the regulations thereunder.

“Facility Development Reports” has the meaning set forth in Section 6.05(c).

“Facility Improvements” means the following contemplated improvements: (x) development and construction of HREE refining capacity at the Mountain Pass Facility, (y) the development, construction and/or recommission of hydrochloric acid facilities at the Mountain Pass Facility and (z) the development and construction of the expansion of the Independence Facility capacity to 3,000 tons of Magnets annually.

“Fiscal Year” means the fiscal year of the U.S. Government, currently established by 31 U.S.C. § 1102.

“Force Majeure Event” has the meaning set forth in the Offtake Agreement.

“Fundamental Event” means the consummation of (i) any transaction pursuant to which any Person or “group” within the meaning of Section 13(d) under the Exchange Act will in any way directly or indirectly acquire, control or hold (including, for avoidance of doubt, any prior holdings) more than 15.0% of the voting stock (or any securities or other interests convertible into or exchangeable for voting stock) of the Company, whether by stock issuance, merger, business combination, sale and purchase or otherwise (provided, however, that the foregoing shall not apply to any acquisition, sale or purchase, or other transaction involving any underwriter, broker, agent or person acting in a similar role for distribution of such stock or other securities for distribution); or (ii) any sale, lease or other transfer in one transaction or a series of transactions of (1) all or a material portion of the equity or assets of the Project Company (or any other Subsidiary of the Company to which the 10X Facility is assigned) (other than sales of inventory in the ordinary course of business) or (2) all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, other than the transfer of assets of the Company to one or more of the Company’s wholly owned Subsidiaries.

“Funding Allocation Deadline” has the meaning set forth in the Recitals.

“Governmental Authority” means any (a) nation or government, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, or any political subdivision thereof, (b) federal, state, local, municipal, foreign, or other government, or (c) governmental or quasi-governmental authority of any nature (including any relevant domestic, foreign, multinational or international body, governmental division, department, agency, board, bureau, commission, instrumentality, official, organization, regulatory body, or other entity and any court, arbitrator, or other tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Authorization” means any Consent, license, permit, certificate, identification number, approval, exemption, variance product registration or other registration issued or granted by or filed with any Governmental Authority pursuant to applicable Law.

“Guaranteed Obligations” has the meaning set forth in Section 6.09.

“HREE” means heavy rare earth elements.

“Incremental Financing” has the meaning set forth in the Recitals.

“Independence Facility” means the Mountain Pass Rare Earth Metal, Alloy and Magnet manufacturing facility located in Fort Worth, Texas.

“Law” means all codes, laws, common laws, statutes, Governmental Authorizations, ordinances, rules, regulations, orders, writs, judgments or injunctions of Governmental Authority, including any amendments thereto.

“Magnets” has the meaning set forth in the Recitals.

“Mountain Pass Facility” means the Mountain Pass Rare Earth Mine and Processing Facility located near Mountain Pass, San Bernardino County, California.

“NdPr” has the meaning set forth in the Recitals.

“NdPr Products” has the meaning set forth in the Recitals.

“NYSE” has the meaning set forth in Section 4.04.

“Offtake Agreement” has the meaning set forth in the Recitals.

“Parties” or “Party” have the meaning set forth in the Preamble.

“Permitted Fundamental Event” means the consummation of a Fundamental Event with a Permitted Person.

“Permitted Jurisdiction” means Australia, Canada, New Zealand, the United Kingdom and the U.S.

“Permitted Person” means a Person (i) organized in and beneficially owned and ultimately controlled by nationals of a Permitted Jurisdiction or (ii) who is a national of a Permitted Jurisdiction; provided in either case that such Person is not subject to any sanctions imposed by the United States Government.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof.

“Preferred Purchase” has the meaning set forth in the Recitals.

“Preferred Purchase Price” has the meaning set forth in the Recitals.

“Previously Disclosed” means information set forth or incorporated in the Company’s Annual Report on Form 10-K for the most recently completed fiscal year of the Company (including, for the avoidance of doubt, any notes to the financial statements therein) filed with the Securities and Exchange Commission (the “SEC”) prior to the Effective Date (the “Last Fiscal Year”) or in its other reports and forms (including, for the avoidance of doubt, any notes to the financial statements therein) filed with or furnished to the SEC under Sections 13(a), 14(a) or 15(d) of the Exchange Act on or after the last day of the Last Fiscal Year and prior to the Effective Date.

“Price Protection Agreement” has the meaning set forth in the Recitals.

“Project Company” has the meaning set forth in Section 6.04(a).

“Project Plans” means the business plans with an estimated construction, development and commencement of commissioning and start up timeline furnished by or on behalf of the Company, for each of the Facility Improvements (as defined below) and the Samarium Project.

“Proper Application” means the submission of an application by a party for a permit, license, or other approval, in a timely manner, accompany by all relevant application and administration charges and fees payable by the relevant party.

“Purchased Company Preferred Stock” has the meaning set forth in the Recitals.

“Q1 10-Q” has the meaning set forth in Section 4.01.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Remediation Plan” has the meaning set forth in Section 9.02(b).

“Representatives” of a Person shall mean any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

“Samarium Project” has the meaning set forth in Section 6.06(b).

“Samarium Project Financing” has the meaning set forth in the Recitals.

“Samarium Project Loan” has the meaning set forth in the Recitals.

“Samarium Project Loan Amount” has the meaning set forth in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended, and the regulations thereunder.

“Shortfall Event” has the meaning set forth in Section 6.01(b).

“Specified Funding Sources” has the meaning set forth in the Recitals.

“Specified Funding Uses” has the meaning set forth in the Recitals.

“Specified Period” means the period commencing on the Closing Date and ending on the last to occur of the following: (i) the termination of the Price Protection Agreement, in accordance with its terms; (ii) the termination of the Offtake Agreement in accordance with its terms; (iii) the date on which DOD (or another Permitted U.S. Governmental Agency Transferee) disposes of, or transfers, 25% or more of its Purchased Company Preferred Stock, Additional Company Preferred Stock (if issued) or the Company Warrant, including any Company Common Stock resulting from the conversion or exercise thereof, that DOD and any Permitted U.S. Governmental Agency Transferee collectively holds or is entitled to hold on the Closing Date (or, in the case of Additional Company Preferred Stock, as of the date of issuance thereof), with such 25% measured on an aggregate as converted or exercised basis to Company Common Stock and (iv) the repayment in full of the Samarium Project Loan.

“Specified Purposes” has the meaning set forth in Section 10.16(a).

“Subscription Agreement” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to any specified Person, any: (a) corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly, owned by such Person; or (b) partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity economic interest thereof or has the power to elect or direct the election of more than fifty percent (50%) of the members of the governing body of such partnership, joint venture, association or other entity.

“Transaction Documents” means this Agreement, the Subscription Agreement, the Company Warrant, the Registration Rights Agreement, the Certificate of Designation, the Price Protection Agreement, the Offtake Agreement, the Samarium Project Loan and any other agreements and instruments executed and delivered in connection with this Agreement.

“Transactions” has the meaning set forth in the Recitals.

“Transfer Taxes” has the meaning set forth in Section 6.07(c).

“U.S.” or “United States” means the United States of America.

“Voted Company Stock” has the meaning set forth in Section 8.03.

“Warrant Shares” has the meaning set forth in Section 4.03.

ARTICLE 2

CLOSING TRANSACTIONS AND DELIVERIES

Section 2.01 Closing. The closing of the transactions contemplated by Section 2.02 and Section 2.03 (the “Closing”) shall occur on July 11, 2025 (the “Closing Date”). At the Closing, the Parties shall deliver the agreements, certificates and other instruments and documents required to be delivered at or prior to the Closing pursuant to Section 2.05, Section 2.07 and Section 2.08.

Section 2.02 Preferred Purchase. At the Closing, upon the terms and conditions of this Agreement and the Subscription Agreement, the Company and DOD shall consummate the Preferred Purchase.

Section 2.03 Company Warrant Issuance. At the Closing, upon the terms and conditions of this Agreement and the Company Warrant, the Company shall consummate the Company Warrant Issuance.

Section 2.04 [Reserved]

Section 2.05 10X Facility Funding. At or prior to the Closing, the Company shall deliver or shall have delivered to DOD a binding commitment letter, subject only to the conditions expressly set forth therein (the “Commitment Letter”) from JPMorgan Chase Funding Inc., Goldman Sachs Bank USA and/or other financial institutions, substantially in the form and on the terms set forth on Exhibit H, to obtain cash in immediately available funds, available lines of credit or other forms of debt financing (including, but not limited to, non-recourse debt at Project Company (as defined below)) in an amount equal to, in the aggregate, at least $1,000,000,000, of which at least $650,000,000 is specifically allocated to the construction of the 10X Facility (the “10X Facility Funding”). The Company will not amend, modify or terminate the Commitment Letters in a manner that would adversely impact the availability of the 10X Facility Funding without the prior written consent of DOD; provided, however that such Commitment Letters (i) may be amended or modified to add lenders, lead arrangers, bookrunners, syndication agents or other similar roles that had not previously executed the Commitment Letters, (ii) may be amended, modified or terminated as contemplated by their express terms, other than by the Company’s right to amend or waive such Commitment Letters pursuant to an instrument in writing signed by the Company and the other parties thereto, and (iii) may provide that such $1,000,000,000 may be reduced on a dollar for dollar basis for certain equity and/or debt raises and certain unrestricted cash that is not segregated or otherwise earmarked for use as contemplated by the Transaction Documents.

Section 2.06 Certain Other Actions.

(a) The Company shall use up to $600,000,000 of its existing cash to fund the development, construction, commissioning and start up of the Facilities Improvements, the 10X Facility and the Samarium Project.

(b) The Company shall not exercise its right to renew the term of the Offtake Agreement, dated as of March 4, 2022, between MP Mine Operations LLC and Shenghe Resources (Singapore) International Trading PTE LTD, and shall request to the counterparty thereto that such agreement be terminated by mutual agreement between the parties.

(c) The Company shall cause its existing share repurchase program of up to $600,000,000 of the Company’s outstanding Company Common stock, effective until August 30, 2026, to be terminated, with such termination to be effective as of the Closing.

Section 2.07 Deliveries by the Company on the Effective Date and at the Closing.

(a) On the Effective Date, the Company shall deliver, or cause to be delivered, to DOD:

(i) a counterpart to the Price Protection Agreement duly executed by the Company;

(ii) a counterpart to the Offtake Agreement duly executed by the Project Company;

(iii) a counterpart to the Subscription Agreement duly executed by the Company; and

(iv) an executed copy of the Commitment Letter.

(b) At the Closing, the Company shall pay, or cause to be paid, on behalf of DOD, an amount in cash equal to the Designated DOD Expenses to counsel for DOD listed on and to the accounts set forth on Schedule 1.01, following receipt of final invoices from such counsel prior to the Closing.

(c) At the Closing, the Company shall deliver, or cause to be delivered, to DOD:

(i) a number of shares of Company Preferred Stock equal to the Purchased Company Preferred Stock (including by delivering evidence of issuance in book-entry form) in accordance with the Subscription Agreement;

(ii) the Company Warrant; and

(iii) a counterpart to the Registration Rights Agreement duly executed by the Company.

Section 2.08 Deliveries by DOD on the Effective Date and at the Closing.

(a) On the Effective Date, DOD shall deliver, or cause to be delivered, to the Company:

(i) a counterpart to the Price Protection Agreement duly executed by DOD;

(ii) a counterpart to the Offtake Agreement duly executed by DOD; and

(iii) a counterpart to the Subscription Agreement duly executed by DOD.

(b) At the Closing, DOD shall pay, or cause to be paid an amount in cash equal to the Preferred Purchase Price by wire transfer of immediately available funds, to an account designated by the Company prior to the Closing, in accordance with the Subscription Agreement.

(c) At the Closing, DOD, shall deliver, or cause to be delivered, to the Company a counterpart to the Registration Rights Agreement duly executed by DOD.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Each Party represents and warrants to the other Party as of the Effective Date as follows:

Section 3.01 Authority. Such Party has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby (including the Transactions). As represented solely by DOD, DOD’s authority includes, but is not limited to, 50 U.S.C. § 4533, and, with respect to the Samarium Loan, 10 U.S.C. § 149.

Section 3.02 Execution and Delivery; Enforceability. Such Party has taken all action necessary to authorize the execution and delivery by such Party of this Agreement, the other Transaction Documents and each agreement, instrument or document required to be executed and delivered by such Party pursuant to this Agreement and the other Transaction Documents, the performance by such Party of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including the Transactions). Each of this Agreement and the other Transaction Documents has been duly executed and delivered by such Party and, assuming due execution and delivery by the other Party, constitutes a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to bankruptcy, reorganization, insolvency, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity.

Section 3.03 Absence of Conflict. None of the execution and delivery of this Agreement, the other Transaction Documents and each agreement, instrument or document required to be executed and delivered by such Party pursuant to this Agreement or the other Transaction Documents, the performance by such Party of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including the Transactions) violate or conflict with, constitute a default under or require any consent, waiver or approval under (a) such Party’s organizational documents (if applicable), (b) any Law applicable to it or (c) any material contract, instrument or agreement to which it is a party or by which it or its property is bound.

Section 3.04 No Other Representations or Warranties. Except for the representations and warranties of a Party expressly set forth in (x) this Article 3, Article 4 or Article 5, and (y) the other Transaction Documents, neither Party nor any of its respective representatives has made or is making any express or implied representation or warranty of any nature to the other Party, at Law or in equity, including with respect to matters relating to such Party or any other matter related to or in connection with the transactions contemplated by this Agreement or the other Transaction Documents (including the Transactions), and such Party hereby expressly disclaims reliance on any such other representations or warranties (including as to the accuracy or completeness of any information provided to the other Party). Without limiting the generality of the foregoing, except as expressly set forth in Article 4 or Article 5, neither Party nor any other Person has made, is authorized to make, shall be deemed to have made or is making any representation or warranty with respect to (i) any projections, estimates or budgets that may be delivered to or made available to the other Party or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or the future business, facilities and operations of the Company or (ii) other information or documents not expressly set forth in this Article 3, Article 4 or Article 5, but made available to the other Party or any of its Representatives with respect to the Company or its businesses, facilities or operations (including as to the accuracy or completeness of any such information or documents), including, without limitation, any due diligence materials provided to the other Party or any of its representatives, any presentation with respect to the business and affairs of the Company by the management of the Company or others in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by DOD or any of its representatives in executing, delivering and performing this Agreement or the other Transaction Documents and consummating the transactions contemplated hereby and thereby.

ARTICLE 4

COMPANY REPRESENTATIONS AND WARRANTIES

Except as Previously Disclosed, the Company represents and warrants to DOD, that as of the Effective Date (or such other date specified herein):

Section 4.01 Capitalization. The authorized capital stock of the Company, and the outstanding capital stock of the Company (including securities convertible into, or exercisable or exchangeable for, capital stock of the Company) as of the Capitalization Date (as defined below) is as set forth in the most recent quarterly report on Form 10-Q (the “Q1 10-Q”) filed with the SEC on May 9, 2025 (the “Capitalization Date”). The outstanding shares of capital stock of the Company have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the Effective Date, the Company does not have outstanding any securities or other obligations providing the holder the right to acquire Company Common Stock that is not reserved for issuance, and the Company has not made any other commitment to authorize, issue or sell any Company Common Stock, except as specified in the Q1 10-Q. Since the Capitalization Date, the Company has not issued any shares of Company Common Stock, other than (i) shares issued upon the exercise of stock options or delivered under other equity-based awards or other convertible securities or warrants which were issued and outstanding on the Capitalization Date and disclosed in the Q1 10-Q and (ii) shares disclosed in the Q1 10-Q.

Section 4.02 Company Preferred Stock. The Purchased Company Preferred Stock and any Additional Company Preferred Stock, if applicable, has been duly and validly authorized, and, when issued and delivered pursuant to this Agreement, such Purchased Company Preferred Stock and any Additional Company Preferred Stock, if applicable, will be duly and validly issued and fully paid and non-assessable, will not be issued in violation of any preemptive rights, and as of the date of issuance rank pari passu with all other series or classes of the Company’s preferred stock, whether or not issued or outstanding, with respect to the distribution of assets in the event of any dissolution, liquidation or winding up of the Company. The shares of Company Common Stock issuable upon conversion of the Purchased Company Preferred Stock and any Additional Company Preferred Stock, if applicable (the “Conversion Shares”), have been duly authorized and reserved for issuance upon conversion of the Purchased Company Preferred Stock and any Additional Company Preferred Stock, if applicable, into Company Common Stock.

Section 4.03 The Warrant Shares. The shares of Company Common Stock issuable upon exercise of the Company Warrant (the “Warrant Shares”) have been duly authorized and reserved for issuance upon exercise of the Company Warrant and when so issued in accordance with the terms of the Company Warrant will be validly issued, fully paid and non-assessable.

Section 4.04 Filings. Other than (i) the filing of the Certificate of Designations with the Secretary of State of the state of Delaware, (ii) any current report on Form 8-K required to be filed with the SEC, (iii) such filings and approvals as are required to be made or obtained under any state “blue sky” laws, (iv) the filing of a supplemental listing application with the New York Stock Exchange (“NYSE”) to list the Conversion Shares and Warrant Shares and the NYSE’S conditional authorization, subject to official notice of issuance, of the listing of the Conversion Shares and Warrant Shares and (v) such as have been made or obtained, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any Governmental Authority is required to be made or obtained by the Company in connection with the issuance by the Company of the Purchased Company Preferred Stock and any Additional Company Preferred Stock, if applicable, the issuance by the Company of the Company Warrant and the issuance by the Company of the Company Common Stock issuable upon the conversion of the Purchased Company Preferred Stock and any Additional Company Preferred Stock and the exercise of the Company Warrant, as applicable.

Section 4.05 No Company Material Adverse Effect. Since March 31, 2025 through the Effective Date, there has not been, with respect to the Company or its Subsidiaries, taken as a whole, any fact, circumstance, event, change, occurrence, condition or development that constitutes a Company Material Adverse Effect.

Section 4.06 Company Financial Statements. The financial statements of the Company and its consolidated Subsidiaries (collectively, the “Company Financial Statements”) included or incorporated by reference in the Company Reports (as defined below) filed with the SEC since December 31, 2023, present fairly in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates indicated therein (or if amended prior to the Effective Date, as of the date of such amendment) and the consolidated results of their operations for the periods specified therein. Except as stated therein, the Company Financial Statements, as of the dates indicated therein (or if amended prior to the Effective Date, as of the date of such amendment), (A) were prepared in conformity with GAAP applied on a consistent basis (except as may be noted therein); (B) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries; and (C) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

Section 4.07 Reports.

(a) Since December 31, 2023, the Company and each of its Subsidiaries has timely filed (subject to any permitted extension) all reports, registrations, documents, filings, statements and submissions, together with any amendments thereto, that it was required to file with the SEC under the Securities Act or the Exchange Act (the foregoing, collectively, the “Company Reports”). As of their respective dates of filing (or if amended prior to the Effective Date, as of the date of such amendment), the Company Reports complied in all material respects with the Securities Act and the Exchange Act, as applicable. Each Company Report, as of its date or if amended prior to the Effective Date, as of the date of such amendment, (A) did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (B) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002.

(b) The Company (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a15(e) of the Exchange Act) to ensure that material information relating to the Company, including the consolidated Subsidiaries of the Company, required to be disclosed by the Company in reports that it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the Effective Date, to the Company’s outside auditors and the audit committee of the Company Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 3a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 4.08 No Undisclosed Liabilities; No Breach. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which are not properly reflected or reserved against in the Company Financial Statements to the extent required to be so reflected or reserved against in accordance with GAAP, except for (A) liabilities that have arisen since the last fiscal year end in the ordinary and usual course of business and consistent with past practice, (B) obligations expressly contemplated by, and fees and expenses payable to the Company’s external Representatives for services rendered in connection with, this Agreement, the other Transaction Documents and the Transactions; and (C) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The transactions contemplated by this Agreement and the Transaction Documents will not, of themselves, give rise to any defaults or any rights of conversion or redemption under any of the Company’s outstanding debt instruments.

Section 4.09 Offering of Securities. Neither the Company nor any person acting on its behalf has taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Purchased Company Preferred Stock (and Additional Company Preferred Stock, if applicable) under the Securities Act, and the rules and regulations of the SEC promulgated thereunder), which might subject the offering, issuance or sale of any of the Purchased Company Preferred Stock (and Additional Company Preferred Stock, if applicable) to DOD pursuant to this Agreement to the registration requirements of the Securities Act.

Section 4.10 Litigation and Other Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no (A) pending or, to the knowledge of the Company, threatened in writing, claim, action, suit, investigation or proceeding, against the Company or any of its Subsidiaries or to which any of their assets are subject nor is the Company or any of its Subsidiaries subject to any order, judgment or decree or (B) unresolved violation, criticism or exception by the SEC with respect to any Company Report or relating to any SEC examinations or inspections of the Company or any of its Subsidiaries.

Section 4.11 Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have all permits, licenses, franchises, authorizations, orders and approvals of, and have made all filings, applications and registrations with, Governmental Authorities that are required in order to permit them to own or lease the properties and assets that they presently owned or lease and to carry on their business as presently conducted and that are material to the business of the Company or its Subsidiaries.

Section 4.12 Project Plans.

(a) The Project Plans were prepared in good faith and the Company reasonably believes the Project Plans are based upon good and generally accepted international mining practice, informed judgment and are reasonably consistent with the engineering and project financing assumptions in effect at their respective times of preparation. The Company reasonably and in good faith believes, as of the date hereof, that the aggregate net proceeds from the Specified Funding Sources will be sufficient to effect the Specified Funding Uses. The Company’s reasonable good faith estimate, as of the date hereof and based on the information available to the Company to date, of the total estimated costs of (i) the construction, development and commencement of commissioning and start up of the 10X Facility and (ii) each of the Facility Improvements (including the Samarium Project) are set forth on Schedule 4.12(a), in each case, including and subject to appropriate contingencies.

(b) The Company reasonably and in good faith believes, as of the date hereof, that the net proceeds from the 10X Facility Funding, together with any segregated Company cash contemplated by Section 2.05, will be sufficient to develop, construct, commission and start up the 10X Facility.

(c) The Company’s reasonable and good faith estimate, as of the date hereof, of the cost of the Samarium Project is set forth on Schedule 4.12(c).

Section 4.13 Anti-Takeover Provisions and Rights Plan. The Company Board has taken all necessary action to ensure that the transactions contemplated by this Agreement, including the issuance and future conversion of the Purchased Company Preferred Stock or the Additional Company Preferred Stock (if any) and the issuance and future exercise of the Company Warrant, will be exempt from any anti-takeover or similar provisions of the Company’s certificate of incorporation and bylaws, and any other provisions of any applicable “moratorium”, “control share”, “fair price”, “interested stockholder” or other anti-takeover Laws and regulations of any jurisdiction. The Company has taken all actions necessary to render any stockholders’ rights plan of the Company inapplicable to this Agreement and DOD’s acquisition of the Purchased Company Preferred Stock, the Additional Company Preferred Stock (if any) and the Company Warrant, any shares of Company Common Stock that may hereafter be issuable upon conversion or exercise of the foregoing, and the consummation of the transactions contemplated hereby and thereby.

Section 4.14 Brokers and Finders. Except for J.P. Morgan Securities LLC, JPMorgan Chase Funding Inc., Goldman Sachs Bank USA and Goldman Sachs & Co. LLC, no broker, finder or investment banker is entitled to any financial advisory, brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries for which DOD could have any liability.

ARTICLE 5

DOD REPRESENTATIONS AND WARRANTIES

DOD represents and warrants to the Company, that as of the Effective Date (or such other date specified herein):

Section 5.01 Authority. The Secretary of Defense for the United States has authority to enter into the Transaction Documents.

Section 5.02 Funding

(a) Appropriated funds are available and authorized in accordance with all applicable Laws to fund DOD’s expenditures under the Transaction Documents for Fiscal Year 2025, including the Preferred Purchase at the Preferred Purchase Price, the purchase of Additional Company Preferred Stock up to an amount equal to the Additional Proceeds Threshold, the Samarium Project Loan at the Samarium Project Loan Amount, and Fiscal Year 2025 expenditures under the Price Protection Agreement and the Offtake Agreement.

(b) DOD has confirmed with the Office of Management and Budget Office of the General Counsel that DOD is authorized to incur obligations under the Transaction Documents in advance of appropriations. Consistent with Executive Order 14156, Declaring a National Emergency, 90 Fed. Reg. 8,433 (January 20, 2025) and Executive Order 14241, Immediate Measures to Increase American Mineral Production, 90 Fed. Reg. 13,673 (March 20, 2025) and separate determinations by the President with respect to accelerating domestic production capacity for refined rare earth elements and derivative products, DOD has determined that performance by the Company and its Affiliates under the Transaction Documents is necessary to ensure that DOD can continue certain activities that, if not continued, would present an emergency situation involving the safety of human life and the protection of property.

Section 5.03 Application of Procurement Laws. Pursuant to 50 U.S.C. § 4533(b), and except as otherwise expressly provided in the Offtake Agreement, DOD’s purchase and sale of magnets under the Offtake Agreement and any related orders shall not be subject to the Laws specifically governing any procurement by U.S. government agencies, including, but not limited to, the Federal Acquisition Regulation (and any agency supplements thereto), the Cost Accounting Standards, the Competition in Contracting Act, or the Truthful Cost or Pricing Data Statute.

Section 5.04 Outside Counsel and Third-Party Advisors; No Conflicts Determination. DOD has retained its third-party advisors and legal counsel subject to this Agreement in accordance with all applicable Laws. DOD has vetted the engagement of each of the third-party advisors and legal counsel and has confirmed that such retention does not create any conflicts of interest for DOD or the Company.

Section 5.05 Necessity. DOD has determined that:

(a) NdPr is a critical mineral for the United States, including for the United States defense industrial base;

(b) Magnets are critical for the United States, including for the United States defense industrial base;

(c) the United States is reliant on foreign suppliers for NdPr and Magnets and that the United States defense and security requires a long-term domestic source of NdPr and Magnets;

(d) the Transactions will provide the United States defense industrial base with a long-term source of NdPr and Magnets which will enhance U.S. national security;

(e) the Transactions are necessary and justified; and

(f) the Transactions will enable efficient and proper use of American taxpayer funds to support U.S. national security.

ARTICLE 6

POST-CLOSING MATTERS

Section 6.01 Incremental Financing; Additional Funding; Use of Funds.

(a) The Company shall seek to raise on or prior to the Funding Allocation Deadline Incremental Financing providing Additional Proceeds in an amount at least equal to the Additional Proceeds Threshold.

(b) In the event that the Company does not raise or determines that it is unable to raise Additional Proceeds at least equal to the Additional Proceeds Threshold on or prior to the Funding Allocation Deadline (the “Shortfall Event”), then the Company shall sell to DOD, and DOD shall purchase from the Company, on the terms set forth in this Section 6.01 a number of additional shares of Company Preferred Stock (the “Additional Company Preferred Stock”) equal to the quotient obtained by dividing (i) the Additional Proceeds Shortfall Amount by (ii) the Per Share Purchase Price (as defined in the Subscription Agreement) (the “Additional Funding”) upon the same terms and conditions in all material respects as set forth in the Subscription Agreement (except as otherwise modified by this Section 6.01).

(c) Within two (2) days after the occurrence of the Shortfall Event, the Company shall provide written notice of the occurrence of the Shortfall Event (the “Additional Funding Requirement Notice”) to DOD, which such Additional Funding Requirement Notice shall set forth: (i) the Additional Proceeds Shortfall Amount; (ii) the number of shares of Additional Company Preferred Stock to be issued to DOD; and (iii) the wire instructions for the Company’s account to which DOD shall wire, on the Additional Funding Closing Date (as defined below), cash, in immediately available funds, in an amount equal to the Additional Proceeds Shortfall Amount. The delivery of the Additional Funding Requirement Notice shall serve as notice to DOD that DOD will be required to acquire the number of shares of Additional Company Preferred Stock specified in such notice and pay an amount equal to the Additional Proceeds Shortfall Amount, on the Additional Funding Closing Date.

(d) The closing of DOD’s purchase of the Additional Company Preferred Stock (the “Additional Funding Closing”) shall be a date mutually agreeable to the parties within ten (10) days after the date on which the Additional Funding Requirement Notice has been given (the “Additional Funding Closing Date”); provided, however, that if the Parties cannot mutually agree on the Additional Funding Closing Date, the Additional Funding Closing Date shall be, and the Additional Funding Closing shall occur on, the seventh (7th) day following the date on which such Additional Funding Requirement Notice was given to DOD by the Company, or in each of the foregoing, if such day is not a Business Day, the first Business Day immediately following such date.

(e) On the Additional Funding Closing Date:

(i) the Company shall issue and sell to DOD, and DOD shall purchase from the Company, the Additional Company Preferred Stock for an aggregate purchase price in cash equal to the Additional Proceeds Shortfall Amount; and

(ii) DOD shall pay to the Company on the Additional Funding Closing Date, substantially concurrently with the Company or its transfer agent delivering evidence of the issuance to DOD of the shares of Additional Company Preferred Stock, an amount equal to the Additional Proceeds Shortfall Amount in cash via wire transfer of immediately available funds to the account specified in the Additional Funding Requirement Notice against delivery by the Company to DOD of the shares of Additional Company Preferred Stock.

(f) As consideration for DOD’s agreement under this Section 6.01 to provide the Additional Funding and the undertakings of DOD set forth on in Section 6.04(b), Section 6.05(b) and Section 6.06(a), on the Closing Date, the Company shall issue to DOD the Company Warrant, exercisable for an aggregate of 11,201,659 shares of Company Common Stock, which Company Warrant shall be in the form of Exhibit B hereto (the “Company Warrant Issuance”).

(g) The Company covenants and agrees that unless otherwise consented to by DOD (such consent not to be unreasonably withheld, conditioned or delayed) (i) the net amounts available from the aggregate Specified Funding Sources shall be used solely for the Specified Funding Uses, (ii) the net proceeds of the 10X Facility Funding shall be used solely to develop, construct, commission and start up the 10X Facility until the completion and commissioning of the 10X Facility, and (iii) the net proceeds of the Samarium Project Financing shall be used solely for the Samarium Project and clause (x) of the Facility Improvements.

Section 6.02 Ownership, Transfer and Sale Limitations.

(a) Except as set forth herein, none of the Purchased Company Preferred Stock, the Additional Company Preferred Stock (if any), the Company Warrant or any Company Common Stock resulting from the conversion or exercise thereof may be transferred by DOD without the Company’s prior written consent (which shall not be unreasonably withheld); provided that (A) DOD may transfer the Purchased Company Preferred Stock, the Additional Company Preferred Stock (if any), the Company Warrantor or any Company Common Stock resulting from the conversion or exercise thereof to another U.S. governmental agency without the Company’s consent so long as (i) such U.S. governmental agency agrees in writing to be bound by the provisions of this Section 6.02, Section 8.01, Section 8.02, Section 8.03, Article 9 and Article 10 and the provisions of the other applicable Transaction Documents that the DOD is bound by solely as a holder of equity securities of the Company as if a party thereto (such writing, in a form reasonably acceptable to the Company, a “Joinder” and such transferee, a “Permitted U.S. Governmental Agency Transferee”) and (ii) DOD provides the Company with prior written notice of the transfer, including the identity of the Permitted U.S. Governmental Agency Transferee, and a copy of the Joinder, provided that no transfer or assignment of any Purchased Company Preferred Stock, Additional Company Preferred Stock (if any), Company Warrant or any Company Common Stock to a Permitted U.S. Governmental Agency Transferee shall relieve DOD of any of its liabilities or obligations under or in connection with this Agreement or the other Transaction Documents and (B) DOD may transfer Company Common Stock resulting from the conversion or exercise of Purchased Company Preferred Stock, the Additional Company Preferred Stock (if any) or the Company Warrant to a third party not affiliated with the U.S. government so long as such transfer is otherwise in compliance with this Agreement and the other Transaction Documents. For the avoidance of doubt, the number of shares of Company Common Stock issuable upon exercise of the Company Warrant shall not be impacted if Additional Company Preferred Stock are issued to DOD in connection with the Additional Funding (i.e., the percentage of Company Common Stock held by DOD will proportionally increase to reflect DOD’s incremental investment).

(b) DOD shall not be permitted to convert any Purchased Company Preferred Stock or the Additional Company Preferred Stock (if any) or exercise any Company Warrant if, upon such conversion or exercise, DOD would own in excess of nineteen and nine-tenths percent (19.9%) of the then outstanding Company Common Stock (the “19.9% Cap”), provided that in the event the Company enters into a definitive agreement to effect a Conversion Limitation Adjustment Event (as defined in the Certificate of Designations) in which the holders of Company Common Stock receive consideration for their shares of Company Common Stock, DOD shall have the right to convert any Purchased Company Preferred Stock or the Additional Company Preferred Stock (if any) and exercise any Company Warrant into Company Common Stock immediately prior to and in connection with the consummation of such Conversion Limitation Adjustment Event, without regard to the 19.9% Cap, and in accordance with the Certificate of Designations and the terms of the Company Warrant, as applicable.

(c) Any shares of Company Common Stock issued to DOD by the Company in connection with the conversion of the Purchased Company Preferred Stock or the Additional Company Preferred Stock (if any) or the exercise of the Company Warrant may be sold only pursuant to an effective registration statement or Rule 144 under the Securities Act or pursuant to an exemption from registration under the Securities Act, provided that DOD shall take commercially reasonable efforts, based solely on its review of Section 13 filings made with the

SEC, not to sell any Company Common Stock held by DOD to any Person or “group”, within the meaning of Section 13(d) of the Exchange Act, if such sale would result in such Person or group beneficially owning more than 9.9% (including, for avoidance of doubt, any prior holdings) of the Company’s outstanding Company Common Stock.

(d) Removal of Legends.

(i) Subject to receipt from DOD by the Company and the transfer agent of customary representations and other documentation reasonably acceptable to the Company and the transfer agent in connection therewith, upon the earlier of such time as the Conversion Shares or the Warrant Shares or, with the prior written consent of the Company in accordance with Section 6.02(a), the Company Preferred Stock or the Company Warrant, as applicable, (i) have been sold pursuant to an effective registration statement under the Securities Act or (ii) have been or are being sold in accordance with Rule 144 (or any similar provisions then in force) under the Securities Act, the Company shall, in accordance with the provisions of this Section 6.02(d)(i) and as promptly as reasonably practicable, in each case, of any request therefor from DOD accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the transfer agent irrevocable instructions that the transfer agent remove the restrictive legend relating to the Securities Act, and make a new, unlegended entry with respect to the Securities Act for such book entry shares and (B) cause its counsel to deliver to the transfer agent an opinion or instruction letter, to the extent required by the transfer agent, to the effect that the removal of such legend in such circumstances may be effected under the Securities Act, provided, that in the case of clause (ii), if such Company Preferred Stock, the Company Warrant, the Conversion Shares or Warrant Shares are not actually sold within 10 business days, DOD shall so inform the Company and the transfer agent so that such unsold shares will be relegended. The Company shall be responsible for the fees of its transfer agent and its legal counsel and all Depository Trust Company fees associated with such issuance.

(ii) If permitted pursuant to the terms of this Agreement, including Section 6.02(a), and if requested by DOD by notice to the Company, the Company shall request the transfer agent remove the contractual restrictive legend on (i) the Conversion Shares, as set forth in the Certificate of Designations and the Subscription Agreement and (ii) the Warrant Shares, as set forth in the Company Warrant, in each case related to the book entry account holding such Conversion Shares or Warrant Shares, and make a new entry for such book entry shares without such contractual restrictive legend as promptly as reasonably practicable after such request is made by DOD. The Company shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

(e) DOD shall not exercise its conversion right with respect to any Purchased Company Preferred Stock or Additional Company Preferred Stock (if any) or exercise the Company Warrant until the later of (i) the Funding Allocation Deadline (as defined below) or (ii) the termination of any Lock-Up Period (as defined in the Registration Rights Agreement) in existence at the time of requested conversion relating to an Incremental Financing, if applicable.

Section 6.03 [Reserved]

Section 6.04 Construction of the 10X Facility.

(a) The Company shall use, and cause its Subsidiaries (including the Project Company (as defined below)) to use, their respective reasonable best efforts to cause the development, construction and commencement of the commissioning and start up of the 10X Facility to be completed as promptly as practicable consistent with the milestones set forth on Schedule 6.04(a) (the “Estimated 10X Facility Milestones”). Unless otherwise agreed to by DOD, a special purpose vehicle (the “Project Company”) wholly owned by the Company shall build, own and operate the 10X Facility. Without prejudice to the generality of the foregoing, the Company shall be responsible to the DOD under this Agreement for the acts or defaults of any Subsidiary (including the Project Company), its agents or employees, as if they were the acts or defaults of the Company. The Company will from time to time provide such reporting as DOD may reasonably request regarding the use and availability of funds in developing and constructing and commencing the commissioning and start up of the 10X Facility.

(b) Permits. Provided that the Project Company and/or its relevant Subsidiaries have submitted a Proper Application, DOD shall take all necessary DOD actions to facilitate that any and all permits, licenses or other approvals of a United States federal Governmental Authority that are necessary for the building, operationalizing and commissioning of the 10X Facility, and the operation of the 10X Facility following its commissioning, are obtained.

(c) The Company shall provide DOD with reports (prepared in accordance with good and generally accepted mining and manufacturing practices) (“10X Development Reports”) with respect to the prior calendar quarter and delivered to the DOD no later than 45 days following the quarter end setting forth, prior to its commissioning of the 10X Facility, the status of the construction and development of the 10X Facility (including in relation to milestones set forth in Estimated 10X Facility Milestones and estimated cost of completion). A list of information to be provided in the 10X Development Reports is set forth on Schedule 6.04(c).

(d) Notwithstanding anything in this Agreement to the contrary, DOD acknowledges that (i) the estimated timeframes for completing the construction of the 10X Facility are uncertain and are subject to a number of risks that could delay such completion including, but not limited to, risks related to changes in facility and/or Magnet specifications, issues obtaining materials or equipment, tariffs, supply chain issues or any Force Majeure Event, and (ii) the Company has not made any guarantee with respect to the timing for developing and completing the construction of the 10X Facility, or with respect to the production capability of the 10X Facility. The Parties agree that so long as the Company is using reasonable best efforts to cause the development, construction and commencement of the commissioning and start up of the 10X Facility to be completed in accordance with the milestones set forth in the Estimated 10X Facility Milestones, failing to complete the construction and commencement of the commissioning and start up of the 10X Facility within estimated timeframes set forth in the Estimated 10X Facility Milestones or failing to complete any milestone within the timeframe for such milestone set forth in the Estimated 10X Facility Milestones shall not in and of itself result in a breach of this Agreement or any liability to the Company.

Section 6.05 Facility Improvements.

(a) The Company shall use, and cause its Subsidiaries to use, their respective reasonable best efforts to cause the Facility Improvements to be completed as promptly as practicable consistent with the applicable milestones set forth on Schedule 6.05(a) (the “Estimated Facility Improvements Milestones”).

(b) Provided that the Company and/or its relevant Subsidiaries have submitted a Proper Application, DOD shall take all necessary DOD actions to facilitate that any and all permits, licenses or other approvals of a United States federal Governmental Authority that are necessary for the building, operationalizing and commissioning of the Facility Improvements, and the operation of the Facility Improvements following their commissioning, are obtained.

(c) The Company shall provide DOD with reports (prepared in accordance with good and generally accepted mining and manufacturing practices) (“Facility Development Reports”) with respect to the prior calendar quarter and delivered to the DOD no later than 45 days following the quarter end setting forth, prior to its commissioning of the Facility Improvements, the status of the development and construction of the Facility Improvements (including in relation to milestones set forth in Estimated Facility Improvements Milestones and estimated cost to completion). A list of information to be provided in the Facility Development Reports is set forth on Schedule 6.05(c).

(d) Notwithstanding anything in this Agreement to the contrary, DOD acknowledges that (i) the estimated timeframes for completing the construction of the Facility Improvements are uncertain and are subject to a number of risks that could delay such timeframe including, but not limited to, risks related to changes in facility specifications, issues obtaining materials or equipment, tariffs, supply chain issues or any Force Majeure Event, and (ii) the Company has not made any guarantee with respect to the timing for completing the Facility Improvements. The Parties agree that so long as the Company is using reasonable best efforts to cause the Facility Improvements to be completed in accordance with the applicable milestones set forth in the Estimated Facility Improvements Milestones, failing to complete the Facility Improvements within the applicable estimated timeframes set forth in the Estimated Facility Improvements Milestones or failing to complete any applicable milestone within the timeframe for such milestone set forth in the Estimated Facility Improvements Milestones shall not in and of itself result in a breach of this Agreement or any liability to the Company.

(e) The Company shall sell all Magnets produced at the Independence Facility solely to U.S. customers.

Section 6.06 Heavy Rare Earth Elements; Samarium Project.

(a) So long as the Offtake Agreement is in effect with DOD as a party thereto, DOD agrees to use its reasonable best efforts to assist the Company in procuring heavy rare earth elements (“HREE”) for use in the production of Magnets at the 10X Facility with the cost thereof borne by DOD as a Production Cost (as defined in the Offtake Agreement), except as contemplated by the proviso to the immediate following sentence. Costs relating to procuring (and/or processing) HREEs (or HREE feedstock into HREEs) for use in the 10X Facility will be passed through as Production Costs under the Offtake Agreement, provided that working capital costs associated with the stockpiling or forward purchasing of HREE (or HREE feedstocks) (the “HREE Pre-Production Costs”) incurred by the Company prior to the Commercial Operations Date (as defined in the Offtake Agreement) will be reimbursed by DOD in the period they are incurred or as soon as reasonably practicable thereafter. So long as the Offtake Agreement is in effect with DOD as a party thereto, (i) the Company shall provide DOD notice not less than 90 calendar days prior to commencement of HREE or HREE feedstock purchases, and a quarterly basis thereafter, prior to the Commercial Operations Date, specifying the estimate volume and type of HREE expected to be purchased by the Company in the ensuing calendar quarter and (ii) the Company and its Subsidiaries shall not sell HREE or HREE feedstock to third parties without the consent of DOD. If DOD has paid HREE Pre-Production Costs for HREE or HREE feedstock, no costs associated with such HREE or HREE feedstock shall be included in determining Production Costs when such HREE or HREE feedstock is used to produce Magnets at the 10X Facility. With respect to capital requirements of the Company associated with the acquisition or construction of additional HREE equipment and facilities, the Parties agree to cooperate in good faith to determine a mutually acceptable solution to facilitate the acquisition and/or construction of such equipment and facilities with the cost thereof included in Production Costs. The Company agrees to use its reasonable best efforts to cooperate with DOD in connection with its procurement of HREE.

(b) Subject to Section 10.17, the Company agrees to expand the scope of planned HREE processing and separations capabilities at the Mountain Pass Facility to include separation of samarium oxide production consistent with the applicable capabilities and scope set forth in Estimated Facility Improvements Milestones (the “Samarium Project”) and to use reasonable best efforts to complete the Samarium Project, including all development and construction and commencement of the commissioning and start up related thereto as promptly as practicable, and in any case consistent with the applicable milestones set forth in Estimated Facility Improvements Milestones.

(c) Notwithstanding anything in this Agreement to the contrary, DOD acknowledges that (i) the estimated timeframes for completing the Samarium Project are uncertain and are subject to a number of risks that could delay such timeframe including, but not limited to, risks related to changes in facility specifications, issues obtaining materials or equipment, tariffs, supply chain issues or any Force Majeure Event, and (ii) the Company has not made any guarantee with respect to the timing for completing the Samarium Project. The Parties agree that so long as the Company is using reasonable best efforts to cause the Samarium Project to be completed in accordance with the applicable milestones set forth in the Estimated Facility Improvements Milestones, failing to complete the Samarium Project within the applicable estimated timeframes set forth in the Estimated Facility Improvements Milestones or failing to complete any applicable milestone within the timeframe for such milestone set forth in the Estimated Facility Improvements Milestones shall not in and of itself result in a breach of this Agreement or any liability to the Company.

Section 6.07 Tax Matters.

(a) The Company shall be entitled to keep or pursue all tax benefits and credits and federal grants issued by the United States government (including DOD) otherwise available to the Company.

(b) For avoidance of doubt, (i) nothing contemplated herein shall be adjusted in any way for any (i) benefit, credit, grant, incentive, or similar arrangement that the Company may have previously received or shall be entitled to receive in the future from any United States government department or agency (including DOD) and (ii) tax benefits, deductions, credits, grants, incentives or similar arrangements that the Company may have shall not impact the calculation of EBITDA or other calculations in the Transaction regardless of GAAP accounting treatment or otherwise.

(c) To the extent that any transfer, excise, sales and use, energy, or similar taxes and fees (“Transfer Taxes”) are imposed upon or incurred in connection with the Transactions, the Parties agree that the Company shall bear 100% of any such Transfer Taxes. Notwithstanding the foregoing, the Parties shall cooperate to minimize any Transfer Taxes to the extent permitted by Law, including by providing exemption certificates and any necessary documentation thereof.

Section 6.08 Compliance with Laws and Permits. From and after the Closing Date the Company shall and shall cause its Subsidiaries to maintain all permits and licenses required under applicable Law for its then current operations and to comply with all requirements for such permits and licenses, in all material respects. From and after the Closing Date the Company shall and shall cause its Subsidiaries to comply with all applicable Laws in all material respects. The Company and its Affiliates shall conduct all operations in accordance with good and generally accepted international mining practice in all material respects.

Section 6.09 Guarantee. The Company hereby guarantees absolutely, unconditionally and irrevocably and as a primary obligation, for the benefit of DOD, (i) the due payment by the Project Company of any amounts due and payable under Section 6.3.4(b)(ii) of the Offtake Agreement when such amounts are due and payable pursuant to the terms thereunder and (ii) the performance of the Project Company of all of its obligations under the Offtake Agreement when required to be so performed pursuant to the terms thereunder, in each case, subject to any and all limitations on any of the Project Company’s covenants, agreements and other obligations thereunder (the “Guaranteed Obligations”). The Company is guaranteeing the Guaranteed Obligations as primary obligor and not merely as surety, which shall in no way be conditioned upon any requirement that the DOD first attempt to collect or enforce any of the Guaranteed Obligations from Project Company. The Guaranteed Obligations shall remain in full force and effect until all Guaranteed Obligations are indefeasibly performed in full or paid in cash. If, for any reason whatsoever, the Project Company shall fail to or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, the Company will, upon receipt of written notice from DOD, forthwith pay and cause to be paid in dollars, with respect to any payment obligations, or perform or cause to be performed, with respect to any performance obligations, the Guaranteed Obligations. The Company hereby unconditionally and irrevocably waives any diligence, presentment, any right to require proceeding first against the Company or any of its other Affiliates, and lack of validity or the unenforceability of this guaranty of the Guaranteed Obligations. The guaranty contained in this Section 6.09 shall apply regardless of any amendments, modifications, waivers or extensions to this Agreement or the Offtake Agreement, whether or not the Company receives notice of the same and the Company waives all need for notice of the same. The guaranty contained in this Section 6.09 is a guaranty of payment and performance and not of collectability. The Company’s obligations under this Section 6.09 may be enforced specifically by DOD in accordance with Section 6.09.

Section 6.10 Board Members. During the Specified Period, the Company hereby confirms and agrees that it shall cause its Nominating and Corporate Governance Committee not to nominate individuals for election as a member of the Company Board who are not United States citizens without DOD’s consent, and the Company shall oppose the election of any shareholder nominee for director who is not a United States citizen.

Section 6.11 No Conflicts. Consistent with DOD’s responsibility to maintain the integrity of every transaction, procurement and funding arrangement, DOD will implement appropriate controls and measures to avoid any need to exclude or otherwise impair the competitive position of the Company and its Affiliates from, or place them at a competitive disadvantage in, any future opportunities, including but not limited to opportunities for transactions, procurements and other funding arrangements, [***].

Section 6.12 DOD Funding.

(a) [***]

(b) The Company and its Affiliates shall promptly provide all information and cooperation that DOD reasonably requests to support DOD’s performance of its obligations under this Section 6.12.

(c) On the first day of each U.S. Government Fiscal Year (beginning October each calendar year), DOD shall notify the Company that DOD funding is appropriated or otherwise authorized to be provided to the Company for that Fiscal Year in an amount sufficient to satisfy all projected DOD expenditures under each of the Transaction Documents for that Fiscal Year. To the extent such funding is not available as of the first day of each U.S. Government Fiscal Year, DOD shall include in such notice the amount of any anticipated funding shortfall, as well as a description of additional steps DOD intends to take to secure additional available funds.

(d) In the event that the funds addressed by each notice provided pursuant to Section 6.12(c) are later determined to be unavailable, whether through the actions of DOD, the United States Congress, or otherwise, DOD shall promptly notify the Company of such changes in available funding; provided, however, that DOD shall have no obligation to notify the Company to the extent DOD’s authorized and appropriated funds remain sufficient to satisfy the projected DOD obligations under each of the Transaction Documents for such Fiscal Year.

Section 6.13 Additional Company Funding. To the extent that the proceeds provided by the Preferred Purchase, the 10X Facility Funding, Incremental Financing, the Additional Funding and the Samarium Project Loan are or are projected to be insufficient to fund the development, construction, commissioning and start up of the Facility Improvements, the 10X Facility and the Samarium Project, the Company will use its reasonable best efforts (which may require refinancing the 10X Facility Funding) to raise incremental capital sufficient to satisfy such obligations in a timely fashion so as not to interrupt or delay completion of the projects.

ARTICLE 7

INFORMATION AND ACCESS RIGHTS

Section 7.01 Information. So long as either the Price Protection Agreement or the Offtake Agreement is in effect with DOD as a party thereto, and except as otherwise agreed, the Company shall provide the DOD:

(a) All information required to be provided by the Company to (i) its senior lender or agent to its senior lenders under its then current credit agreement (or other similar documentation) and (ii) the lenders or agents to the lenders of the 10X Facility Funding, in each case, within the time periods for delivery thereof specified in such credit agreement;

(b) Written reports to any Governmental Authorities (excluding DOD) solely to the extent related to (i) the Facility Improvements; (ii) the construction, development and commencing the commissioning and start up of the 10X Facility; or (iii) the construction, development and start up of the Samarium Project;

(c) To the extent produced by the Company in the ordinary course of business, quarterly mining, processing and manufacturing reports, including copies of all reports filed under applicable Law;

(d) Upon reasonable prior written request from the DOD, reasonable access during normal business hours to (x) the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, and (y) senior management of the Project Company and/or senior management responsible for the Facility Improvements and the Samarium Project, in each case, at such reasonable times during normal business hours and upon reasonable prior written notice as may be requested by DOD for consultation with respect to the projects contemplated by this Agreement and the Transaction Documents; and

(e) All other information reasonably requested by the DOD upon reasonable prior written notice to the Company, to the extent relating to the Facility Improvements, the 10X Facility or the Samarium Project, including without limitation reporting on the uses of funds specified hereunder for use in completing each of these projects, and remaining cash balances and funding available for such purpose.

Section 7.02 Access.

(a) So long as either the Price Protection Agreement or the Offtake Agreement is in effect with DOD as a party thereto, DOD shall be entitled to consult with and advise the Company’s management with respect to matters relating to the Facility Improvements, the 10X Facility or the Samarium Project, and shall have reasonable access during normal business hours upon advance written notice to the Company’s and the Project Company’s facilities, books and records, personnel and other information with respect to the Facility Improvements, the 10X Facility or the Samarium Project, as the DOD may reasonably request. The Company’s management will meet with DOD at regular intervals during each year at mutually agreeable times for such consultation and advice and to review progress in achieving such projects. Additionally, during the Specified Period the Company shall give an annual technical presentation to DOD on mining, processing and manufacturing activities undertaken by the Company.

(b) Notwithstanding anything to the contrary in this Agreement, (i) DOD agrees that any actions or investigations undertaken by it pursuant to this Article 7 shall not be conducted in such a manner as to interfere unreasonably with the operation of the Company or its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose any information: (A) if doing so would violate any written obligation of confidentiality to which it or any of its Subsidiaries is subject or, upon the advice of counsel, would jeopardize attorney-client privilege or contravene any Laws or (B) if the Company or any of its Subsidiaries, on the one hand, and DOD, on the other hand, are adverse parties in an action or proceeding and such information is reasonably pertinent thereto.

Section 7.03 DX Rating. Pursuant to 50 U.S.C. 4511 and 15 C.F.R. Part 700, DOD will designate the construction and operation of the 10x Facility and any agreements or orders related thereto with a DX Rating, or otherwise the highest priority rating permitted by Law such that no other priority rating shall take precedence. For avoidance of doubt, the Company may issue rated orders at the DX level (or higher if such a higher level is established) to all subcontractors, vendors, and other providers involved in the construction or operations of the 10X Facility to the maximum extent as permitted by Law. DOD further agrees to facilitate, support, and render special priorities assistance in accordance with 15 C.F.R. Part 700, Subpart H, as may be required for Company to meet its obligations under DX-rated orders.

ARTICLE 8

GOVERNANCE; PROTECTIVE PROVISIONS

Section 8.01 No Board Representation. The United States government (including DOD) shall not be entitled to, and shall not, designate or nominate any Person for the Company Board.

Section 8.02 Standstill. For so long as DOD holds any Purchased Company Preferred Stock, Additional Company Preferred Stock, the Company Warrant or Company Common Stock, DOD, in its capacity as an equity holder of the Company, will not, directly or indirectly, take any of the following actions (whether acting alone or in concert or forming a group with any other Company stockholder), except (i) with the prior written consent of the Company, the Chief Executive Officer of the Company or the Company Board, (ii) at the express direction of the Company Board or as required by applicable Laws, (iii) with respect to any action taken by DOD to exercise its rights under this Agreement or any Transaction Document or (iv) with respect to any action permitted under this Agreement or any Transaction Document:

(a) acquire or offer, agree, seek or propose (whether publicly, privately to the Company Board or otherwise) to acquire (whether by purchase, merger, business combination, recapitalization, restructuring, tender or exchange offer, through the acquisition of control of another person or otherwise) (i) all or substantially all of the equity or assets of the Company, (ii) any voting securities of the Company or any economic interest therein (directly or by means of any derivative securities), including the right to direct the voting or disposition of any voting securities of the Company, other than (A) any Company Common Stock acquired upon the conversion of any Purchased Company Preferred Stock or the Additional Company Preferred Stock (if any) or exercise of any Company Warrant in accordance with this Agreement or

(B) pursuant to acquisitions of interests in passive index, mutual or exchange traded funds that hold shares of Company Common Stock or (iii) any assets of Company or any of its Affiliates other than (A) in the ordinary course of the Company’s or such Affiliate’s business or (B) such assets as are then being offered for sale by the Company;

(b) (i) nominate or seek to nominate any person to the Company Board, (ii) support the nomination by any other Company stockholder of any person to the Company Board, (iii) seek or support the removal of any member of the Company Board, (iv) submit or support stockholder proposals in respect of the Company, (v) call or requisition or seek to call or requisition a special meeting of the Company stockholders or provide to any third party a proxy, consent or requisition to call any meeting of the Company stockholders, (vi) except as contemplated by Section 8.03, participate in any special meeting called by the Company stockholders in support of any nominations or proposals put forth by such stockholders or engage in any solicitation of proxies relating to any of the foregoing or (vii) conduct a referendum, or have a non-binding or precatory vote, of the Company stockholders;

(c) seek to have the Company stockholders authorize or take corporate action by written consent without a meeting or solicit any consents from the Company stockholders;

(d) agree or announce an intention to vote with or support or make any statements in support of any Person making any proposals or undertaking any solicitation that is not expressly supported by the Company Board, or seek to advise or influence any person with respect to the voting of any shares of Company Common Stock in a manner that is not recommended by the Company Board;

(e) sell any shares of Company Common Stock in a tender offer that is opposed by the Company Board;

(f) otherwise act, alone or in concert with others, to publicly seek or propose to control, change or influence the management, the Company Board, governing instruments, affairs or policies of the Company or any of its Affiliates, in each case;

(g) publicly request that any of these standstill restrictions be waived or take any action which would reasonably be expected to cause or require the Company to make a public announcement regarding any of the types of matters set forth in clauses (a)—(f); or

(h) enter into any discussions, arrangements or agreements with, or encourage, facilitate, join or assist, any third party with respect to any of the foregoing.

Section 8.03 Agreement to Vote Shares of Company Common Stock. If DOD is the record and beneficial owners of any shares of Company Common Stock, whether obtained by virtue of the conversion of the Purchased Company Preferred Stock or Additional Company Preferred Stock (if any), the exercise of the Company Warrant or otherwise (such Company Common Stock, collectively, the “Voted Company Stock”), DOD hereby agrees that (a) at any meeting (whether annual or special, and at each adjournment, recess or postponement thereof) of the Company’s stockholders, however called, or in any other circumstance, in each case, upon which a vote, consent or other approval of the Company’s stockholders with respect to any of the matters described in clauses (x) or (y) below is sought, DOD shall (i) appear at such meeting or otherwise cause all of the Voted Company Stock to be counted as present thereat (including by proxy) for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy) all of the Voted Company Stock (x) in favor of each nomination and proposal recommended by the Company Board and (y) against any other nomination or proposal not recommended by the Company Board, and (b) DOD shall not grant any consent or proxy for a consent to any third party in any solicitation of consents seeking to have the Company stockholders authorize or take corporate action by written consent without a meeting unless recommended to do so by the Company Board; notwithstanding anything to the contrary in this Section 8.03, no such restrictions or obligations on DOD’s voting shall apply, and DOD may vote any of its Company Common Stock as it wishes, with respect to any vote (A) regarding the Company or its Subsidiaries taking or refraining from taking any action that would be a violation of this Agreement or any Transaction Document, (B) seeking to reject, disclaim, unwind, terminate or otherwise materially and adversely impact the Company’s or its Subsidiaries’ relationship with DOD, (C) which would materially and adversely impact the ability of the Company or any of its Subsidiaries to comply with its obligations under this Agreement or any Transaction Document or (D) which is inconsistent with applicable Laws.

Section 8.04 Authorized Shares of Company Common Stock. The Company shall at all times have sufficient authorized and unissued Company Common Stock available and reserved to satisfy any conversion of the Purchased Company Preferred Stock and the Additional Company Preferred Stock (if any) and the exercise of the Company Warrant.

Section 8.05 Protective Provisions.

During the Specified Period, the Company shall not, and shall cause each Subsidiary of the Company not to, except with the prior written consent of DOD:

(a) consummate any Fundamental Event other than a Permitted Fundamental Event;

(b) consummate a 10X Sale;

(c) sell or otherwise transfer any assets or products identified by DOD as a priority to the national security of the United States;

(d) knowingly issue Company Common Stock in excess of fourteen and nine-tenths (14.9%) of the then outstanding Company Common Stock (on a post-issuance basis) to one or more Persons or group of Persons who is not a Permitted Person; or

(e) consummate any Fundamental Event that, under applicable Law is subject to CFIUS jurisdiction, without receipt of CFIUS Clearance prior to such consummation.

Section 8.06 Delegation of Authority. Within 30 days of the Effective Date, DOD shall notify the Company and Project Company in writing (the “Delegation Notice”) of the delegation of authority of the Secretary of Defense for the United Sates of all actions relating to the Transactions, including all matters contemplated in each Transaction Document, to the officials of the level or position set forth in said notice (the “DOD Authorized Representatives”). The

Company shall be permitted to rely on actions by the DOD Authorized Representatives for approvals, negotiations, agreements, specifications, amendments and all other matters associated with the Transaction Documents, the Delegation Notice shall state that the DOD Authorized Representatives have been authorized by the Secretary of Defense to further delegate this authority to such other DOD Authorized Representatives of the level or position specified in such Delegation Notice. In the event that there are no DOD Authorized Representatives of the level or position stated in the Delegation Notice then all authority shall revert to the Secretary of Defense until such time as he may deliver an additional Delegation Notice.

ARTICLE 9

TERMINATIONS, DISPUTES, JURISDICTION AND RECOURSE

Section 9.01 Recourse by the Company.

(a) If DOD materially breaches the terms of this Agreement or any of the Transaction Documents or fails to perform any of its material obligations hereunder or thereunder, understanding that a failure to pay any undisputed amount when due is deemed a material breach, and such breach is not cured subject to the cure periods herein or in the applicable Transaction Document (but in no event less than ninety (90) days inclusive of such cure periods other than with respect to a failure to pay in which case only the applicable cure period in the applicable Transaction Document will apply), the Company shall have the right, by providing DOD not less than ninety (90) days’ prior written notice to declare such uncured breach a “DOD Event of Default.”

(b) In the event that any of the Transaction Documents are deemed unenforceable or invalid, pursuant to a final non-appealable order of a court of competent jurisdiction and the Company determines that the extent of the unenforceability or invalidity determination materially changes the benefit of the bargain based on a valuation of the economics of the Transaction as of the Execution Date, such event shall be a “DOD Event of Default.”

(c) Upon any DOD Event of Default under Section 9.01, the Company shall have the right to take any or all of the below actions, as applicable:

(i) suspend the Company’s performance of its obligation under any of the Transaction Documents in respect of which the applicable DOD Event of Default has occurred;

(ii) terminate any or all of (A) this Agreement, (B) the Offtake Agreement, and (C) the Price Protection Agreement; and

(iii) pursue any and all remedies or damages available at Law or equity, including, without limitation, to the maximum extent permitted by Law or equity, interest and lost profits, but excluding any and all other consequential damages; provided that damages in respect of lost profits shall be limited to profits that would have been realized by the Company from the payments remaining to be made by DOD under the Transaction Documents following the date of the applicable DOD Event of Default.

The Company’s rights and remedies under this Section 9.01 are in addition to any and all rights and remedies that the Company or Project Company has under any of the other Transaction Documents whether or not any such other Transaction Documents are deemed unenforceable or invalid, none of which shall be construed to limit any other rights or remedies the Company may have at Law or in equity.

Section 9.02 Recourse by DOD.

(a) If the Company materially breaches the terms of this Agreement or any of the Transaction Documents or fails to perform any of its material obligations hereunder or thereunder, in each case as specifically set forth below in clauses (i) – (iv), as applicable, subject, in each case, to the cure periods set forth herein or in the applicable Transaction Document (but in no event less than one hundred twenty (120) days inclusive of such cure periods other than with respect to a failure to pay in which case only the applicable cure period in the applicable Transaction Document will apply), DOD shall have the right, by providing the Company not less than ninety (90) days’ prior written notice, to declare such uncured material breach set forth below in clauses (i) – (iv) a “Company Event of Default”, and upon any Company Event of Default under Section 9.02, DOD shall have the right to take the following applicable actions, as applicable:

(i) with respect to an uncured material breach by the Company of material obligations of the Company under the terms of the Price Protection Agreement, terminate the Price Protection Agreement;

(ii) with respect to an uncured material breach by the Company of material obligations of the Company with respect to the development, construction and commencing the commissioning and start up of the 10X Facility, terminate the Price Protection Agreement and/or the Offtake Agreement;

(iii) without limiting the remedies provided under the Samarium Project Loan, with respect to an uncured material breach of material obligations of the Company with respect to the Samarium Project or clause (x) of the Facility Improvements under this Agreement, accelerate the maturity of the Samarium Project Loan;

(iv) with respect to an uncured material breach by the Company of material obligations of the Company under the terms of this Agreement, seek specific performance of the obligations of the Company pursuant to Section 10.04; or

(v) pursue any and all remedies or damages available at Law or equity, including, without limitation, to the maximum extent permitted by Law or equity, (A) interest, (B) solely in the event that a Company Event of Default is caused by the Company’s material breach of its material obligations under the Price Protection Agreement, DOD Lost Profits and (C) solely in the event that a Company Event of Default is caused either by (x) the Company’s breach of its material obligations under this Agreement with respect to the development, construction and commencing the commissioning and start up of the 10X Facility (including Section 6.13 insofar as it relates to the financing of the 10X Facility) (provided that the Company shall not have been required to take actions in connection with the development, construction, commissioning and start up of the 10X Facility that are unreasonable for a commercial Magnet manufacturing facility) or (y) Project Company’s willful and material breach of its material obligations under the Offtake Agreement (as guaranteed by the Company pursuant to Section 6.09), DOD Consequential Losses, but excluding any and all other lost profits and consequential damages. For purposes hereof:

(1) “DOD Consequential Losses” shall be determined as follows: (A) if the applicable Company Event of Default occurs prior to the Commercial Operation Date, DOD Consequential Losses shall be the cost of 28,000 metric tons of finished Magnets at the PRC Magnet Market Price; and (B) if the applicable Company Event of Default occurs on or after the Commercial Operation Date, DOD Consequential Losses shall equal the product of (i) the Total Post-Commercial Operation Date Magnets multiplied by (ii) the lower of (x) the Production Cost of a finished Magnet (under the Offtake Agreement) for the last Calendar Quarter (as defined in the Offtake Agreement) ended prior to the applicable Company Event of Default, and (y) the PRC Magnet Market Price;

(2) “DOD Lost Profits” shall be limited to profits that would have been realized by DOD from payments remaining to be made by the Company under the Price Protection Agreement following the date of the applicable Company Event of Default;

(3) “PRC Magnet Market Price” means the prevailing market price per Magnet (determined as of the date of the applicable Company Event of Default) for commercial grade finished Magnets that are manufactured for export in The People’s Republic of China (“PRC”). If as of the date of determination, there is no readily ascertainable market price for commercial grade finished Magnets manufactured in PRC for export, then the PRC Magnet Market Price shall be determined by computing the average of the bid prices (copies of which shall be provided to the Company) for 1,000 metric tons of such Magnets that are submitted by the three largest PRC producers of commercial Magnets for export who respond to a request for proposal that shall be submitted by DOD or its agent as promptly as reasonably practicable following the date of the applicable Company Event of Default; provided, that if a price cannot be determined in the foregoing manner, the PRC Magnet Market Price shall be as determined by a court of competent jurisdiction; and

(4) “Total Post-Commercial Operation Date Magnets” means the lower of (i) the product of 7,000 metric tons of finished Magnets multiplied by the number of years remaining on the Term (as defined in the Offtake Agreement) and (ii) 28,000 metric tons of finished Magnets.

DOD’s rights and remedies under this Section 9.02 are in addition to any and all rights and remedies that DOD has under any of the other Transaction Documents whether or not any such other Transaction Documents are deemed unenforceable or invalid, none of which shall be construed to limit the United States Government’s ability to initiate administrative proceedings or actions by the Department of Justice under its civil and criminal enforcement authorities.

(b) If the Company is not in default under this Agreement or any of the Transaction Documents, but the Company or any applicable Subsidiaries: (1) have materially fallen behind the applicable milestones set forth in (i) Schedule 6.04(a) with respect to the development, construction, commissioning and start up of the 10X Facility or (ii) Schedule 6.05(a) with respect to development, construction and commissioning of the Facility Improvements or the Samarium Project; (2) are materially failing to produce the numbers of Magnets ordered by DOD (or customers sourced via DOD) on the agreed timetables or at the agreed specifications pursuant to the terms of the Offtake Agreement; or (3) are materially failing to produce NdPr, NdPr Products or samarium oxide in the quantities required to satisfy purchase orders for DOD (or customers sourced via DOD) on the agreed timetables or at the agreed specifications, in any case whether as a result of a Force Majeure Event or otherwise, except as a result of any DOD action or inaction that is a material cause of such failure (including any changes requested to the DOD Magnet Specifications (as defined in the Offtake Agreement)) or any material failure of the DOD to meet its material obligations in this Agreement or the other Transaction Documents, including those set forth in Section 6.04(b) and 6.05(b), then in any such case the Company shall promptly so notify DOD and provide DOD with any relevant information regarding any such delays, shortfalls and failures. The Company shall take DOD’s comments and concerns into due account in establishing a remediation plan (the “Remediation Plan”) to address any such delays, shortfalls or failures, and shall deliver the proposed Remediation Plan to the DOD for approval (not to be unreasonably withheld, conditioned or delayed) within 60 days after the initial notification from the Company to DOD, provided that, if DOD unreasonably withholds, conditions or delays approval of the Remediation Plan, the Company may proceed with implementing the proposed Remediation Plan and shall be deemed to be in full compliance with this Section 9.02(b) to the extent it uses its reasonable best efforts to successfully complete such Remediation Plan. If (i) the proposed Remediation Plan is not delivered by the Company to DOD within such 60 day period, (ii) the implementation of the approved Remediation Plan is not commenced within the later of (x) 90 days after the initial notification from the Company to DOD and (y) 30 days following DOD approval of the Remediation Plan or (iii) the remediation steps set forth in the Remediation Plan are not completed within the timeframe set forth therein, then the Company will consult with DOD and use its reasonable best efforts to implement (within 60 days following such consultation) (x) such personnel changes and/or engagement of additional personnel or consultants as may be requested by DOD or (y) acquire or deploy such other reasonably available resources as are proposed by DOD in order to properly prepare and/or implement the Remediation Plan. For the avoidance of doubt, in no event shall the personnel changes contemplated by clause (x) in the preceding sentence require the Company to make any changes to the Company’s directors or executive officers or employees with vice president (or equivalent) title or more senior (but may require the Company to retain additional personnel at levels below executive officer). In the event that the remediation steps contemplated by the Remediation Plan, as so modified are not completed within an additional 90 days, a Company Event of Default shall be deemed to have occurred.

Section 9.03 Jurisdiction and Recourse Involving Company. By execution and delivery of this Agreement, the Company irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding against it arising out of or in connection with this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of (i) the courts of the United States for the District of Columbia; (ii) any other federal court of competent jurisdiction in any other jurisdiction where it or any of its property may be found; (iii) the courts of Washington, D.C.; and (iv) appellate courts from any of the foregoing;

(b) consents that any such action or proceeding may be brought in or removed to such courts, and waives any objection, or right to stay or dismiss any action or proceeding, that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and

(c) agrees that, subject to any and all rights of appeal provided by applicable Law, judgment against it in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment or otherwise as provided by Law, a certified or exemplified copy of which judgment shall be conclusive evidence of the fact and amount of the Company’s obligation.

Section 9.04 Jurisdiction Involving DOD. By execution and delivery of this Agreement, DOD, to the maximum extent permitted by Law, irrevocably and unconditionally acknowledges that each of the Transaction Documents is an express contract within the meaning of 28 U.S.C. § 1491(a), and submits for itself in any claim arising from, related to, or in connection with a Transaction Document to the jurisdiction of (A) the U.S. Court of Federal Claims; (B) any other federal court or tribunal of competent jurisdiction; and (C) appellate courts from any of the foregoing.

ARTICLE 10

MISCELLANEOUS

Section 10.01 Survival. The representations and warranties set forth in Article 3, Article 4 and Article 5 of the Agreement, the covenants set forth in Section 6.10 and the provisions set forth in Section 6.07, Section 6.09 and Article 10 shall survive the Closing and any termination of this Agreement. All other covenants shall survive the Closing in accordance with their respective terms. Notwithstanding the foregoing, any termination of this Agreement shall not limit the liability of any Party for any breach of its obligations prior to such termination.

Section 10.02 Governing Law. This Agreement and the rights and obligations of the Parties hereunder shall be governed by, and construed and interpreted in accordance with, the Federal Law of the United States. To the extent that Federal Law does not specify the appropriate rule of decision for a particular matter at issue, it is the intention and agreement of the Parties that the Law of the State of Delaware (without giving effect to its conflict of laws principles) shall be adopted as the governing rule of decision.

Section 10.03 WAIVER OF JURY TRIAL. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.04 Specific Performance. The Company acknowledges that the rights of DOD to consummate the Transactions are unique and recognizes and affirms that in the event of a breach of this Agreement by the Company, money damages are inadequate and DOD would have no adequate remedy at Law. It is accordingly agreed that DOD shall be entitled to (and the Company shall not oppose on the basis that injunctive relief or specific performance is not available due to availability of an adequate remedy at law) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of showing any actual damages or that monetary damages would not afford an adequate remedy, and without the necessity of posting any bond or other security, this being in addition to any other remedy to which it is entitled at Law or in equity.

Section 10.05 Expenses. Except as otherwise expressly provided in this Agreement and the Registration Rights Agreement, each Party will bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the other Transaction Documents.

Section 10.06 Amendment. This Agreement cannot be modified or amended except in writing duly executed by each Party.

Section 10.07 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed given to a Party when (i) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), (ii) sent by e-mail or (iii) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, e-mail address or individual as a Party may designate by notice to the other Party):

if to DOD:

United States Department of Defense

1000 Defense Pentagon, Washington, DC 20301-1000

Attention:[***]

E-mail: [***]

Office of the Deputy Secretary of Defense

E-mail: [***]

with a simultaneous copy (which will not constitute notice) to:

Schulte Roth & Zabel LLP

Address: 919 Third Avenue, New York, NY 10022

Attention: Alan S. Waldenberg

    Robert B. Loper

E-mail: alan.waldenberg@srz.com

  robert.loper@srz.com

and

McDermott Will & Emery LLP

Address: 444 West Lake Street, Suite 4000, Chicago, IL 60606

Attention: Robert Clagg

E-mail: Rclagg@mwe.com

if to the Company:

MP Materials Corp.

Address: 1700 S Pavilion Center Drive, Suite 800, Las Vegas, NV 89135

Attention: Elliot Hoops, General Counsel and Secretary

E-mail: [***]

with a simultaneous copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Address: One Manhattan West, New York, NY 10001

Attention: Stephen F. Arcano

Neil P. Stronski

Dohyun Kim

Samuel J. Cammer

E-mail: stephen.arcano@skadden.com

neil.stronski@skadden.com

dohyun.kim@skadden.com

samuel.cammer@skadden.com

Section 10.08 Waiver. The rights and remedies of the Parties are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (i) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in a written document signed by the other Party, (ii) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given and (iii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 10.09 No Third-Party Beneficiaries; No Assignment. Except as expressly stated herein, nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee. Neither Party may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other Party.

Section 10.10 Further Action. Upon the request of any Party to this Agreement, and subject to the terms and conditions hereof, except as prohibited by applicable Law, the other Party will (i) furnish to the requesting Party additional information, (ii) execute and deliver, at its own expense, any other documents reasonably acceptable to such Party, and (iii) take any other actions as reasonably necessary to carry out the intent of this Agreement.

Section 10.11 Severability. Except as otherwise provided in Section 9.01, any term, covenant, condition or provision of this Agreement or any other Transaction Document or the application thereof to any Person or circumstance shall, at any time or to any extent, be invalid or unenforceable, the remainder of this Agreement or such other Transaction Documents (as applicable), or the application of such term or provision to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term, covenant, condition and provision of this Agreement or such other Transaction Documents (as applicable) shall be valid and be enforced to the fullest extent permitted by applicable Law.

Section 10.12 Conflicting Terms. For the avoidance of doubt, the terms of this Agreement shall not override, modify, or otherwise affect any provision of any other Transaction Document unless there is a direct and irreconcilable conflict between the specific provisions of this Agreement and such other Transaction Document, in which case the terms of this Agreement shall control. In all other respects, each Transaction Document shall govern its subject matter independently and shall not be deemed superseded or amended by this Agreement.

Section 10.13 Entire Agreement. This Agreement (along with the other Transaction Documents and the other documents delivered contemporaneously with or pursuant to this Agreement and the other Transaction Documents) constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement and the other Transaction Documents may not be amended, supplemented or otherwise modified except in a written document executed by the Party against whose interest the modification will operate.

Section 10.14 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument. Facsimile or electronic signatures may be used in place of original signatures on this Agreement. The Parties intend to be bound by the signatures on any facsimile or electronic document, and hereby waive any defenses to the enforcement of the terms of this Agreement based on the use of a facsimile or electronic signature.

Section 10.15 Construction. For purposes of this Agreement, unless otherwise expressly specified herein, the words “hereof”, “herein”, “hereunder” and words of similar import will refer to this Agreement as a whole and not to any particular section or subsection of this Agreement, and reference to a particular section of this Agreement will include all subsections thereof. The word “including” means including without limitation. Definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender. All references in this Agreement to any Section, Exhibit or Schedule will, unless otherwise specified, be deemed to be a reference to a Section, Exhibit or Schedule of or to this Agreement, in each case as such may be amended in accordance herewith, all of which are made a part of this Agreement. Unless the context clearly requires otherwise, when used herein “or” shall not be exclusive (i.e., “or” shall mean “and/or”). Any reference herein to “$” or “dollars” means United States dollars.

Section 10.16 Non-Disclosure of Information.

(a) Each Party shall keep confidential any non-public information with respect to the other Party and/or its Affiliates (including their respective businesses or activities, as applicable), and the terms and conditions of this Agreement or any other Transaction Document and any information prepared or provided in connection with this Agreement, the other Transaction Documents or the Transactions (collectively, the “Confidential Information”), and shall use the Confidential Information solely for the purpose of evaluating, negotiating, consummating and monitoring performance of the Transaction Documents and the Transactions (the “Specified Purposes”), and shall not disclose any such Confidential Information to any third parties, except that each Party and its relevant Affiliates shall have the right to provide or otherwise disclose Confidential Information: (i) that (A) was previously or is hereafter publicly disclosed (other than as a result of disclosures in violation of this Agreement or other confidentiality agreements to which either Party is a party), (B) becomes available to such disclosing Party on a non-confidential basis from a Person other than the non-disclosing Party who is not known to such disclosing Party to be legally restricted from disclosing such information, or (C) was independently developed by the disclosing Party without referencing, relying on or using any Confidential Information; (ii) to any Party’s officers, directors, brokers, employees, agents, consultants, representatives, lenders (whether actual and/or prospective), investors (whether actual or prospective), accountants, attorneys, and other advisors, on a need-to-know basis (provided that the aforesaid parties are advised of the confidential nature of such Confidential Information and are instructed to maintain the confidentiality of the Confidential Information and use the Confidential Information only for the Specified Purposes); (iii) as required to be disclosed by applicable Law (including the Freedom of Information Act, regulations of the United States Securities and Exchange Commission, judicial, regulatory or administrative process and the preparation or filing of any tax returns or other filings); provided that, to the extent permitted by such applicable Law, prior written notice of such disclosure shall be provided to the other Party; (iv) in connection with any bona fide suit, action, dispute, arbitration or other proceedings between the Parties and/or their respective affiliates brought in good faith; and/or (v) in the case of the Company, in connection with an earnings call or other communications to actual or potential investors, shareholders or analysts, or any public company communications or filings. The provisions of this Section 10.16(a) shall survive the expiration or any termination of this Agreement.

(b) Within 45 days of the Effective Date, the Company shall identify all information in the Transaction Documents that the Company believes to be Confidential Information. Within 45 days thereafter, DOD will notify the Company of its agreement or disagreement with such designations.

(c) Upon receipt of any Freedom of Information Act request for Confidential Information related to the transactions contemplated by this Agreement and other Transaction Documents, DOD agrees to redact any information previously agreed upon as Confidential Information except to the extent the Company has previously publicly disclosed such information. Moreover, to the extent DOD determines that any information not previously agreed upon as Confidential Information is responsive to any such request, whether contained in the Transaction Documents, or otherwise, DOD shall promptly notify the Company, and the Parties shall cooperate in good faith to prepare mutually acceptable redactions authorized under applicable Laws prior to any release of such Confidential Information. If the Parties are unable to agree on mutually acceptable redactions, DOD shall provide the Company with prior written notice of any information that it intends to disclose without redaction, to the extent permitted by applicable Law and limiting its disclosure to the maximum extent permitted by applicable Law. The provisions of this Section 10.16(c) shall survive the expiration or any termination of this Agreement.

(d) Notwithstanding anything to the contrary herein, neither the Company, on the one hand, or the DOD on the other hand, shall be required to share any information with the other Party pursuant to this Agreement to the extent that sharing such information would jeopardize any legal privilege or contravene any applicable Law or confidentiality undertaking with a third party; provided that the Company or DOD (as applicable) shall use its commercially reasonable efforts to provide as much of such information as possible to the other Party in a manner that does not result in waivers of privilege or contraventions of Law or such confidentiality undertaking.

(e) The provisions in this Section 10.16 are consistent with and do not supersede, conflict with, or otherwise alter the employee obligations, rights or liabilities created by existing statute or Executive order relating to (a) classified information, (b) communications to Congress, (c) the reporting to an Inspector General or the Office of Special Counsel of a violation of any law, rule, or regulation, or mismanagement, a gross waste of funds, an abuse of authority, or a substantial and specific danger to public health or safety, or (d) any other whistleblower protection. The definitions, requirements, obligations, rights, sanctions and liabilities created by controlling Executive orders and statutory provisions are incorporated into this Agreement and are controlling. Further, these provision do not bar disclosures to Congress, or to an authorized official of an executive agency or the Department of Justice, that are essential to reporting a substantial violation of law.

Section 10.17 Samarium Loan. Notwithstanding anything to the contrary contained in this Agreement or in any other Transaction Document, the Parties agree that the Company (i) has not and will not make any representation or warranty regarding the Samarium Project, the Samarium Project Financing or any other matters associated with samarium oxide production, including but not limited to any estimated costs, milestones or timelines or use of proceeds set forth herein or in any other Transaction Document to the extent related to the Samarium Project, the Samarium Project Financing or samarium oxide production, and (ii) does not have and will not have any obligations with respect to the Samarium Project, the Samarium Project Financing or samarium oxide production herein (including, but not limited to, under Section 6.05 and Section 6.06) or in any other Transaction Document, in each case, unless and until such time as (a) the Samarium Project Loan is executed by the Parties and (b) DOD has paid, or caused to be paid, and the Company has received, an amount in cash equal to the Samarium Project Loan Amount by wire transfer of immediately available funds, to an account designated by the Company prior thereto, in accordance with the terms of the Samarium Project Loan, in each case, within thirty (30) days after the Effective Date or such other time as mutually agreed by the Parties.

Section 10.18 Effectiveness of Company Covenants and Agreements. Unless otherwise expressly set forth herein, the Company shall not be required to perform or comply with any covenants or agreements set forth in this Agreement, the Offtake Agreement or the Price Protection Agreement that contemplate performance or compliance after the Effective Date, unless and until the Closing has occurred in accordance with the terms of this Agreement, and upon Closing occurring in accordance with the terms of this Agreement, such covenants and agreements shall become effective and binding upon the Company as of the Closing Date.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly and validly executed as of the date first set forth above.

THE UNITED STATES DEPARTMENT OF DEFENSE

By:	/s/ Honorable Pete Hegseth
Name:	Honorable Pete Hegseth
Title: Secretary of Defense

By:	/s/ Stephen A. Feinberg
Name: Stephen A. Feinberg
Title: Deputy Secretary of Defense

MP MATERIALS CORP.

By:	/s/ James H. Litinsky
Name: James H. Litinsky
Title: Chairman of the Board and Chief Executive Officer

[Signature Page to Transaction Agreement]